Exhibit 99.1

Pacific Drilling Provides Notice of Extraordinary General Meeting of Shareholders

LUXEMBOURG (October 9, 2018) — Pacific Drilling S.A. (OTC: PACDQ) (the “Company”) announced today that it has provided a Notice of Extraordinary General Meeting to be held on October 25, 2018.

The Notice of Extraordinary General Meeting as well as a special report of the board of directors of the Company is being distributed to the Company’s common shareholders of record as of September 28, 2018 in advance of the Extraordinary General Meeting, which will be held on October 25, 2018, at 10:00 a.m. (Central European Time) at the Company’s registered office, located at 8-10 Avenue de la Gare, L-1610 Luxembourg.

The Notice is available on the Company website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com